Goldberg Law Group
Glenn Goldberg
3475 Lenox Avenue, Suite 290
St. Petersburg, Florida 30326
PH 404-238-0550 FX 404-238-0551

March 23, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:  Elaine Wolff
    Legal Branch Chief

Re:  Smart Holdings, Inc.
Amendment No. 1 to Form SB-2
Registration No. 333-140810
Filed on March 1, 2007

Dear Elaine Wolff:

We write this letter on behalf of Smart Holdings, Inc. (“Smart”) in response to your Letter of Comment dated March 15, 2007, relating to Smart’s above referenced filing.

We are filing herewith Amendment No. 2 to Smart’s Registration Statement. The numbered paragraphs in this letter relate to the numbered paragraphs in your Letter of Comment.

Undertakings, page 39

1.	We reissue comment 2. Please revise to include the undertakings required by Item 512(g) of Regulation S-B.

The undertakings section has been revised to address Item 512(g) as follows:

That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

A copy of the edited version of the amended filing will be filed, along with this letter, as a correspondence to your questions. We trust that the foregoing appropriately addresses the issues raised by your Letter of Comment dated March 15, 2007. If you have any additional comments, please address them to me on behalf of Smart Holdings.

Please note, a request for acceleration has also been filed along with the amended SB-2 filing.

Respectfully,

/s/ Glenn Goldberg
Glenn Goldberg